Massey Energy Company
4 North 4th Street
Richmond, Virginia 23219

October 19, 2007

By Overnight Delivery and
Facsimile Transmittal

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attention:       Mellissa Duru, Attorney Advisor
         Division of Corporation Finance

Re:	Massey Energy Company Definitive Proxy Statement on Schedule 14A Filed April 19, 2007 File No. 001-07775

Dear Ms. Duru:

As Vice President and Corporate Secretary of Massey Energy Company, a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. Don L. Blankenship, Chairman, President and Chief Executive Officer, dated August 21, 2007 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to Massey Energy Company.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.

If a comment has requested the Company provide the Staff with additional information so that the Staff may better understand the Company’s disclosure, it is set forth after the applicable comment.  The Company confirms that it will comply with all other comments in future filings as set forth below.  In order to explain to the Staff how the Company intends to comply in future filings, certain portions of the Company’s responses below are provided in disclosure type format. The bolded portions of these responses represent modifications to the current disclosures in the Company’s Definitive

Securities and Exchange Commission
October 19, 2007

Proxy Statement on Schedule 14A filed on April 19, 2007 (the “2007 Proxy Statement”) to comply with the Staff’s request regarding the Company’s future filings.

Directors Compensation, page 9

1.
We direct you to item 402(k)(2)(iii) of Regulation S-K and the instructions to this item.  Supplement the footnotes to the table and specify the aggregate number of stock awards outstanding at fiscal year end.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in future filings the Company will specify for its directors still serving as of December 31, 2007, the aggregate number of stock awards outstanding at fiscal year end.  If the Company were to have included this information in its 2007 Proxy Statement, footnote (c) to the Non-Employee Director Compensation Table on page 9 of the 2007 Proxy Statement would have been amended to include the following additional sentence as follows:

“The aggregate number of stock awards outstanding at December 31, 2006, were as follows: Mr. Crawford – 8,112, Mr. Foglesong – 6,084, Mr. Gee – 18,252, Mr. Grant – 14,196, Mr. Inman – 19,110, Mr. Loeb – 6,084, Mr. Moore – 14,196, Dr. Seger – 17,338 and Mr. Swanson – 6,084.  Dr. Baldwin served as a director until June 28, 2006 (See footnote (e)). Mr. Loeb’s and Mr. Swanson’s stock awards were granted directly to Third Point LLC (See footnote (f)).”

Non-Employee Director Compensation, page 9

2.
We direct you to Item 407(e)(3) of Regulation S-K.  While you provide footnote disclosure accompanying the table, please provide in the narrative discussion further detail regarding the arrangement you enter with Messrs. Loeb and Swanson whereby you pay their director fees to Third Point LLC.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings the Company will provide the following detail in the narrative discussion regarding the arrangement the Company entered into with Messrs. Loeb and Swanson in connection with their director fee payments.  Please note, however, that Messrs. Loeb and Swanson resigned from the Company’s Board of Directors effective as of June 13, 2007, and therefore have not received any director fees since that date.  If the Company were to have included this information in its 2007 Proxy Statement, the following disclosure would have been provided:

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October 19, 2007

“In the Spring of 2006, Third Point LLC, a stockholder owning approximately 5.9% of the Company, ran its own slate of two directors against the Company’s Board of Director’s three nominees. Messrs. Loeb and Swanson were Third Point LLC’s nominees. Shortly after the independent inspector of election certified the election results on June 28, 2006, establishing Messrs. Loeb and Swanson as members of the Company’s Board of Directors, Messrs Loeb and Swanson each entered into an assignment agreement with Third Point LLC, their employer, whereby all their director fees and equity grants are paid directly to Third Point LLC.  Based on these assignment agreements that were provided to the Company and approved by the Governance and Nominating Committee, the Company agreed to pay director fees and equity grants owing to Messrs. Loeb and Swanson directly to Third Point LLC.”

Compensation Discussion and Analysis, page 17

Outside Independent Compensation Consultant, page 17

3.
Please provide further context to your discussion and disclose in greater detail why you choose to benchmark against the variety of companies you reference in your disclosure.  In addition, indicate whether the compensation committee adjusts its analysis based on consideration of the variation in size of the companies in your comparator group.  See Item 402(b)(2)(xiv) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in the Company’s future filings the Company will provide further context to its discussion and disclose in greater detail why the Compensation Committee chose to benchmark against the variety of companies referenced as the Company’s “Comparator Group” in the Compensation Discussion and Analysis.  In addition, the Company will disclose in the Compensation Discussion and Analysis whether the Compensation Committee adjusts its analysis based on consideration of the variation in size of the companies that comprise the Peer Group. If the Company were to have included this information in its 2007 Proxy Statement, the following disclosure would have been provided:

“The companies that made up the Comparator Group set forth in the Company’s current Compensation Discussion and Analysis for fiscal year 2006 were selected because they (i) are engaged in the same or similar industry as the Company, the business of mining, (ii) have comparable market capitalization, revenues, assets, number of employees, geographic presence and complexity, (iii) draw executive talent from similar labor markets, and (iv) are publicly traded. The Compensation Committee takes into consideration variations or distinctions of each member of the Comparator Group as compared to the Company (such as market

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October 19, 2007

capitalization or size), but does not do so in a formulaic manner (e.g. by assigning specific weights or values to each member of the Comparator Group).”

As discussed in greater detail in response to Comment 4, however, the Company utilizes Comparator Group data as one of many tools to assist the Compensation Committee in the assessment of a named executive officer’s total pay opportunities and whether the Company has provided the appropriate incentives to accomplish its compensation objectives.

4.
You state that you believe your total compensation averages out to be “at or above market in most instances.”  On page 19, you state that base salaries paid are “generally competitive with salaries of similarly situated officers in the Peer Group.”  Revise to specify for each element of compensation the percentile targeted and the actual amounts paid in a given year.  Identify which officers receive actual compensation that differs from the targeted percentile and explain the reasons for the relative difference.  See also generally Item 402(b)(2)(xiv) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in the Company’s future filings the Company will delete the statement that it believes total compensation averages out to be “at or above market in most instances” and the statement on page 19 that base salaries paid are “generally competitive with salaries of similarly situated officers in the Peer Group.”  Instead, the Company will disclose that the Compensation Committee takes into consideration amounts paid to similarly situated officers in its Comparator Group, but it does not attempt to maintain a certain target percentile within a comparator group or otherwise solely rely on such data to determine executive compensation. Instead, the Compensation Committee places more emphasis on the specific contributions of the named executive officers and whether such contributions are being fairly and adequately rewarded in a manner that will continue to incentivize and retain such individual in the competitive environment in which the Company finds itself at any point in time. The Compensation Committee does not adhere to rigid formulas or necessarily react to short-term changes in business performance in determining the amount and mix of compensation elements. The Compensation Committee incorporates flexibility into its compensation programs and in the assessment process to respond to and adjust for the evolving business environment.

The Compensation Committee strives to achieve an appropriate mix between base salary, annual cash incentive awards and long-term cash and equity incentive awards in order to appropriately and adequately motivate and retain its named executive officers to meet the Company’s objectives. There is not a rigid formula that is applied to each of the named executive officers with respect to the apportionment of various components of compensation. Depending on any unique arrangements that have been made with a named executive officer (e.g. those that have employment agreements) and based upon

Securities and Exchange Commission
October 19, 2007

the participation level that the Compensation Committee has placed a named executive officer in for the annual cash incentive awards or long-term cash and equity incentive awards, the proportion of base salary, annual cash incentive awards and long-term cash and equity incentive awards will vary.  As a general matter, the mix of compensation elements is designed both to reward recent results and to motivate long-term performance through a combination of base salary, annual cash incentive awards and long-term cash and equity incentive awards.

From time to time, the Compensation Committee is faced with circumstances in which Company employees are offered compensation packages to work elsewhere that are more lucrative than what they are currently being offered by the Company. When these situations arise, the Compensation Committee must assess whether an effort to retain the employee is warranted, and if so, what additional incentives the Compensation Committee believes to be appropriate. In each of Mr. Blankenship and Mr. Phillips’ respective agreements, the Compensation Committee structured the compensation packages in response to offers each executive received for more pay elsewhere in an effort to retain each individual. Separately, additional increases in salary and other benefits were given to certain of the Company’s other key employees during 2006 (as noted in the 2007 Proxy Statement) who also received offers to work elsewhere for more compensation. Ultimately, such amounts were not enough to retain everyone of them. Mr. Short is but one example. He left to work for a competitor in July 2007 who offered him more compensation.

Components of Targeted Overall Compensation, page 17

5.
Provide the analysis called for by Item 402(b) and address how each of the questions on page 18 and bullet points raised under the heading “2006 Targeted Overall Compensation Process” were considered in determining the actual award paid to a named executive officer.  See Item 402(b)(1)(v).

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings, the Company will address how each of the questions on page 18 of the 2007 Proxy Statement and bullet points raised under the heading “2006 Targeted Overall Compensation Process” are considered in determining the actual award paid to a named executive officer.  The questions set forth on page 18 of the 2007 Proxy Statement are used to better inform the Compensation Committee on their determination of the appropriate amounts and levels of fixed pay and incentive pay (the annual cash bonus award and the long-term performance-based and service based incentive awards) that make up the major components of a particular named executive officer’s targeted overall compensation.  If the Company were to have included this information in its 2007 Proxy Statement, the following disclosure would have been provided:

“By asking the question “What is reasonable fixed pay for a particular position,” the Compensation Committee considers what companies in the

Securities and Exchange Commission
October 19, 2007

Comparator Group pay for a particular position and what duties and responsibilities a particular position entails at the Company as compared to a similar position at a Comparator Group company. By asking the question “What is appropriate fixed pay for a particular individual,” the Compensation Committee takes into account the particular accomplishments and expected contributions of a named executive officer as well as his or her relevant talents, abilities, and experience and marketability. By asking the question “What is paid in fixed pay to the other named executive officers,” the Compensation Committee assesses the named executives’ pay in relation to one another, as another means to help make a reasonable determination of the appropriate amount of total compensation. The remaining questions are meant to address these same matters, but related to the “level” of placement of a named executive officer into the Annual Incentive and Long-Term Incentive Programs. Though weights are not assigned to any of these questions, they provide a framework from which the Compensation Committee uses to assess the appropriateness of fixed pay and incentive pay awarded each of the named executive officers.”

As stated on page 18 of the 2007 Proxy Statement under the heading, “2006 Targeted Overall Compensation Process,” management prepared its 2006 Annual Incentive Program and 2006 Long-Term Incentive Program recommendations for the Compensation Committee to consider (which covered all of the named executive officers with the exception of Mr. Blankenship whose annual and long-term incentive were negotiated as a part of his 2006 Letter Agreement), taking into consideration the following items: (i) job function and responsibilities, (ii) performance and contribution to Massey, (iii) years of experience, (iv) current salary, (v) current participation level in the Annual Incentive and Long-Term Incentive Programs, and (vi) base salaries and participation level in the Annual Incentive and Long-Term Incentive Programs of the other named executive officers. If the Company were to have included this information in its 2007 Proxy Statement, the following explanation of how these items were used in considering the actual amount awarded to a named executive officer would have been provided:

“These items are used to help inform management on how to set recommended amounts and levels of fixed pay and incentive pay (the annual cash bonus award and the long-term performance-based and service based incentive awards) for named executive officers in the following manner. An individual’s job function and related responsibilities are reviewed and assessed based upon breadth and depth of responsibility (number of direct reports, areas of oversight, work load). Performance and contribution is evaluated based on proficiency and efficiency, accomplishment of objectives and positive results. The Compensation Committee considers years of experience only insofar as the years of experience is a proxy for the accumulation of practical knowledge and expertise that cannot be easily obtained or replaced. An individual’s current participation level in the

Securities and Exchange Commission
October 19, 2007

Annual Incentive and Long-Term Incentive Programs is reviewed as a starting place to evaluate whether one’s recent performance warrants continuation in such level or a recommendation to be placed in another level (up or down). A comparison of base salaries and participation level in the Annual Incentive and Long-Term Incentive Programs of the other named executive officers provides one more means to help make a reasonable determination of what level such individual should be placed in going forward. Though weights are not assigned to any of these items, they provide a framework from which management uses to determine the appropriateness of fixed pay and incentive pay awarded each of the named executive officers.”

The answers to the questions set forth on page 18 of the 2007 Proxy Statement and the bullet points raised under the heading “2006 Targeted Overall Compensation Process” are discussed generally and in totality and do not control the Compensation Committee’s compensation decisions.  Instead, these questions and items are used to assist the Compensation Committee in the assessment of a named executive officer’s total pay opportunities and whether the Company has provided the appropriate incentives to accomplish its compensation objectives.

6.
On pages 27-28 you discuss the comparator companies examined during the course of negotiations of the letter agreements between Messrs. Blankenship and Phillips respectively.  Revise to elaborate on why the comparator group, the compensation consultants and committee considered for Mr. Blankenship’s compensation was significantly larger and broader in scope than that of the comparator group the compensation consultants considered with respect to Mr. Phillips.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings the Company will revise the Company’s disclosures to elaborate on why the comparator group the compensation consultants and the Compensation Committee considered for Mr. Blankenship’s compensation was significantly larger and broader in scope than that of the comparator group the compensation consultants and Compensation Committee considered with respect to Mr. Phillips. The Company believes this difference is due to a number of factors.

Mr. Phillips serves as the Executive Vice President and Chief Administrative Officer of the Company.  The companies that comprise the comparator group the Compensation Committee reviewed in negotiating Mr. Phillips’ retention agreement are all in the energy or mining business.  The Compensation Committee and its independent outside compensation consultants did not believe it was necessary to review Mr. Phillips’ proposed total compensation beyond the comparator group.  Unlike the chief executive officer position, the Company believes it is more difficult to find comparable salaries for executives that perform the same function or have similar responsibilities to Mr. Phillips.

Securities and Exchange Commission
October 19, 2007

Therefore, the Company believes that using this industry-specific comparator group is the most useful tool in assessing Mr. Phillips’ total compensation.

For additional points of comparison in negotiating Mr. Blankenship’s 2006 Letter Agreement, the Compensation Committee considered the actual total compensation for chief executive officers of the larger comparator group set forth on page 27 of the 2007 Proxy Statement under Compensation Discussion and Analysis — “2006 Letter Agreement with Don L. Blankenship.”  The Compensation Committee considered that given Mr. Blankenship’s unique position at the Company and the extremely competitive market within the coal mining industry and across other industries for someone with his skill set and experience, it was appropriate to consider this broader comparison group to provide additional insight in connection with negotiating Mr. Blankenship’s 2006 Letter Agreement.  In addition, because there were three recent initial public offerings of venture backed coal mining companies focused on Central Appalachia, the parties believed it appropriate to review Mr. Blankenship’s total compensation compared to the chief executive officers of these companies, recognizing that his skills and abilities are marketable and could be in demand by other privately-held mining companies desiring to go public.  Overall, the Compensation Committee believes the market for chief executive officers such as Mr. Blankenship is broader than the market for individuals holding Mr. Phillips’ position.  If the Company were to have included this information in its 2007 Proxy Statement, the following explanation for the use of separate comparator groups for the chief executive officer and chief administrative officer would have been provided:

“The reason why the comparator group used by PM&P and the Compensation Committee during the course of the Committee’s negotiations of the 2006 Letter Agreement with Mr. Blankenship was larger and broader in scope than the comparator group used by PM&P and the Compensation Committee during the course of the Committee’s negotiations of the Retention and Change in Control Agreement with Mr. Phillips was due to a variety of factors. The Compensation Committee considered that given Mr. Blankenship’s unique position at the Company and the extremely competitive market for someone with his skill set and experience (even across industries), it was appropriate to consider this broader comparison group to provide additional insight in connection with negotiating the 2006 Letter Agreement. In addition, because there were three recent initial public offerings of venture backed coal mining companies focused on Central Appalachia, the parties believed it appropriate to review Mr. Blankenship’s total compensation compared to the chief executive officers of these companies, recognizing that his skills and abilities are marketable and could be in demand by other privately-held mining companies desiring to go public. Therefore, the Compensation Committee believed the market for its chief executive officer warranted a broader comparison group. The Compensation Committee believed that the comparison group used for Mr. Phillips’ position was appropriate.”

Securities and Exchange Commission
October 19, 2007

Annual Incentive Program, page 20

7.
Your disclosure regarding the amounts determinable pursuant to the annual incentive plan should be revised and presented in a clear and concise manner.  Rather than only describing the general method of determining the cash amount awarded, specify by reference to the award made to a named executive officer how the committee assessed the company-wide performance and specific performance components and how those assessments resulted in the awards made to a named executive officer during fiscal 2006.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the Company will endeavor in future filings to revise its disclosure regarding the amounts determinable pursuant to the annual incentive plan such that it is presented in a clear and concise manner.  This disclosure will include how the Compensation Committee assessed the company-wide performance and specific performance components and how those assessments resulted in the awards made to a named executive officer during the fiscal year.  For specific additional analysis please see the Company’s responses to Comments 8, 11-12.  If the Company were to have included this information in its 2007 Proxy Statement, the disclosure on page 20 of the 2007 Proxy Statement would have been changed to read as follows:

“Annual Incentive Program.

The Compensation Committee provides our named executive officers with an opportunity to earn additional cash compensation in the form of a cash bonus award based on individual and company-wide performance over a one year time horizon. We believe these annual cash bonus awards provide our named executive officers with an incentive to excel at their individual job function and area of expertise in a manner that contributes to overall company-wide performance, and to further align the financial interests of our named executive officers with those of our stockholders.

Approximately 100 employees, including all of our named executive officers, with the exception of Mr. Blankenship, participated in our 2006 Annual Incentive Program.  Mr. Blankenship’s annual cash incentive award was negotiated as part of the 2006 Letter Agreement.  Each participant in the Annual Incentive Program is placed in one of several participation levels, with each level corresponding to a certain amount of targeted annual cash bonus.  At the request of the Compensation Committee, management conducts an annual review of the participation level of all participants to determine the appropriate annual cash bonus amount to be paid participants in each level of the Annual Incentive Program.  A participant may earn from zero up to two times such participant’s targeted annual cash bonus, based on the levels of performance for the selected performance criteria.  The selected

Securities and Exchange Commission
October 19, 2007

performance criteria include company-wide performance goals, and for certain participants, including some of our named executive officers, specific performance goals related to their job function.  In addition, a specified portion of the annual cash bonus is based on the discretion of the Compensation Committee.

For each performance component of the cash bonus, the compensation earned by a participant if the threshold level of performance is met is equal to one half of a participant’s targeted annual cash bonus for that portion of his cash bonus attributed to such performance component. The compensation earned if the maximum level of company-wide performance is met or exceeded is equal to two times the participant’s targeted annual cash bonus attributed to such performance component. If actual performance falls between the threshold and target levels of performance or between the target and maximum levels of performance, the cash bonus earned by a participant for each performance component of the cash bonus is prorated between the levels in proportion to the amount of additional performance achieved between the levels.  In this manner, a participant is incentivized to exceed a targeted level of performance and is not disincentivized if it becomes apparent during the year that a targeted level of performance can no longer be met, but the threshold level is still achievable.

The achievement of the company-wide performance component and the specific performance component of a participant’s cash bonus are confirmed by our Chief Financial Officer and the Chairman of the Compensation Committee and approved by the Compensation Committee. The Compensation Committee may take into account extraordinary, unusual or infrequently occurring events and transactions to adjust the performance goals used to determine whether or not the company-wide performance component and the specific performance components are met. The Compensation Committee selects the specific and the company-wide performance criteria for incentive pay from a list of criteria contained in our stockholder-approved equity plans from which the awards are made. The actual targets for each criteria are set by the Compensation Committee, taking into consideration the Company’s expected performance based upon its plan and recommendations from management. It is the intent of the Compensation Committee that the specific and company-wide performance components of the annual bonus awards to our named executive officers qualify for performance-based compensation for Section 162(m) purposes.

The performance criteria selected for the company-wide performance component of our 2006 Annual Incentive Program was cumulative earnings before interest and taxes, which we refer to as EBIT. We believe EBIT is an appropriate and effective measure of annual company-wide performance because it measures earnings without including the amount of interest or taxes that we pay on a yearly basis which are, for the most part, determined

Securities and Exchange Commission
October 19, 2007

by the financial markets or federal and state governments, but does take into account amounts depreciated and amortized by us each year which are, for the most part, a result of decisions made by our named executive officers.

The 2006 EBIT levels for the performance period, applicable to all of our named executive officers were as follows:

	Threshold Level	Target Level	Maximum Level	2006 Actual
EBIT	$259MM	$309MM	$359MM	$111MM

The threshold level of EBIT performance was set based on a level of performance that was believed to be achievable. The target level of EBIT performance was set based on a level of performance that was believed to be aggressive, but obtainable. The maximum level of EBIT performance was set based on a level of performance that was believed to be realizable upon the actualization of exceptional performance.

As mentioned above, a portion of the participant’s cash bonus is left to the discretion of the Compensation Committee.  Management makes recommendations to the Compensation Committee either not to pay any discretionary portion of targeted cash bonus or to pay an amount within a range from zero to two times that portion of targeted cash bonus attributable to the discretion of the Compensation Committee for a particular individual based on an assessment of individual performance, as our financial circumstances permit.

Annual incentive bonuses, if earned, are typically paid on or around February 28th of each year. In order to receive the award, a participant must be employed on the date the bonus is paid.

Annual Cash Bonus Awards for Mr. Blankenship

Under the 2006 Letter Agreement, Mr. Blankenship received an annual cash bonus award (referred to as his incentive bonus award) with an amount payable to him of $900,000 if target performance was met. The threshold level of performance for all components would pay out one half of the target award and the maximum level of performance for all components would pay out two and a half times the target amount. Seventy percent of the incentive bonus award was based upon the following business performance criteria followed by the percentage of the overall incentive bonus award it constituted:

Name		EBIT (25%)	Produced Tons (15%)	EPS (15%)	Net Coal Sales (5%)	Non-Fatal Days Lost (10%)
Don L. Blankenship	Threshold	$259 MM	45 MM	$1.00	$1,800 MM	2.5

	Target	309 MM	47 MM	2.50	2000 MM	2.5

	Maximum	359 MM	49 MM	3.00	2200 MM	2.0

Securities and Exchange Commission
October 19, 2007

Thirty percent of Mr. Blankenship’s incentive bonus award was also based on the following strategic objectives followed by the percentage of the overall award it constituted: successorship (10%), retention (15%), and diversity in membership (5%). Based upon the actual results of the business performance criteria and the assessment by the Compensation Committee of the strategic objectives, Mr. Blankenship was awarded $213,750 for his incentive bonus award.

Annual Cash Bonus Award for Mr. Phillips

The threshold, targeted and maximum annual bonus award amounts and actual payout amounts for Mr. Phillips for fiscal year 2006 were as follows:

	Threshold Bonus	Targeted Bonus	Maximum Bonus	Actual 2006 Payout
Baxter F. Phillips, Jr.	$125,000	$250,000	$500,000	$125,000

The targeted 2006 annual cash bonus award of $250,000 for Mr. Phillips was based 75% on EBIT for fiscal year 2006 and 25% on the discretion of the Compensation Committee.

Since the actual level of EBIT achieved for fiscal year 2006 was $111 million, and did not meet the threshold level, the Compensation Committee did not award the company-wide performance component of Mr. Phillips’ 2006 annual bonus award.

The Compensation Committee, upon management’s recommendation, awarded Mr. Phillips’ the maximum amount (two times) of the discretionary amount of the target cash bonus based upon Mr. Phillips’ individual performance in 2006.

Annual Cash Bonus Award for Mr. Tolbert

The threshold, targeted and maximum annual bonus award amounts and actual payout amounts for Mr. Tolbert for fiscal year 2006 were as follows:

	Threshold Bonus	Targeted Bonus	Maximum Bonus	Actual 2006 Payout
Eric B. Tolbert	$21,000	$42,000	$84,000	$21,000

The targeted 2006 annual cash bonus award of $42,000 for Mr. Tolbert was based 75% on EBIT for fiscal year 2006 and 25% on the discretion of the Compensation Committee.

Since the actual level of EBIT achieved for fiscal year 2006 did not meet the threshold level, the Compensation Committee did not award the company-wide performance component of Mr. Tolbert’s 2006 annual bonus award.

Securities and Exchange Commission
October 19, 2007

The Compensation Committee, upon management’s recommendation, awarded Mr. Tolbert’s the maximum amount (two times) of the discretionary amount of the target cash bonus based upon Mr. Tolbert’s individual performance in 2006.

Annual Cash Bonus Awards for Mr. Adkins

The threshold, targeted and maximum annual bonus award amounts and actual payout amounts for Mr. Adkins for fiscal year 2006 were as follows:

	Threshold Bonus	Targeted Bonus	Maximum Bonus	Actual 2006 Payout
J. Christopher Adkins	$125,000	$250,000	$500,000	$125,000

The 2006 annual cash bonus award for Mr. Adkins was based 50% on specific performance measurements, 25% on our EBIT for fiscal year 2006 and 25% on the discretion of the Compensation Committee.

The specific performance measurements applicable to Mr. Adkins’ annual cash bonus awards are contained in the table below. Each of Mr. Adkins’ specific performance measurements constituted one quarter of the specific performance component of his targeted annual cash bonus award.

Name		NFDL Rate (a)	Budgeted Footage (b)	Budgeted Cash Costs (c) ($)	Violation Reduction (d) (%)
J. Christopher Adkins	Threshold	2.75	280	21.00	15

	Target	1.50	295	20.00	20

	Maximum	1.25	310	19.00	25

(a)	Non-Fatal Days Lost (NFDL) is calculated as the number of employee work-related accidents times 200,000 hours, divided by the total employee hours worked.
(b)	Budgeted Footage is computed as the average linear feet of advance of the mine face (assuming 20 foot openings) per shift at all of the Company’s underground mines (excluding longwall mines).
(c)	Budgeted Cash Costs is computed as the total of certain direct mining costs for all mining methods divided by the total tons produced.
(d)
Violation Reduction is computed as the reduction in the total number of federal and state mining violations received by the Company and its subsidiaries over the total federal and state mining violations received in 2005.

The threshold amounts for Mr. Adkins’ specific performance measurements shown above were not met. Consequently, Mr. Adkins did not receive payment for the specific performance components of his annual cash bonus award.

Securities and Exchange Commission
October 19, 2007

Since the actual level of EBIT did not meet the threshold level, the Compensation Committee did not award the company-wide performance component of Mr. Adkins’ 2006 annual bonus award.

The Compensation Committee, upon management’s recommendation, awarded Mr. Adkins’ the maximum amount (two times) of the discretionary amount of the target cash bonus based upon Mr. Adkins’ individual performance in 2006.

Annual Cash Bonus Awards for Mr. Short

The threshold, targeted and maximum annual bonus award amounts and actual payout amounts for Mr. Short for fiscal year 2006 were as follows:

	Threshold Bonus	Targeted Bonus	Maximum Bonus	Actual 2006 Payout
H. Drexel Short, Jr.	$42,500	$85,000	$170,000	$42,500

The 2006 annual cash bonus award for Mr. Short was based 50% on specific performance measurements, 25% on our EBIT for fiscal year 2006 and 25% on the discretion of the Compensation Committee.

The specific performance measurement applicable to Mr. Short’s annual cash bonus awards are contained in the table below.

Name		Tons Shipped

H. Drexel Short, Jr.	Threshold	47,000,000

	Target	49,000,000

	Maximum	50,000,000

The threshold amount for Mr. Short’s specific performance measurement shown above was not met. Consequently, Mr. Short did not receive payment for the specific performance components of his annual cash bonus award.

Since the actual level of EBIT achieved for fiscal year 2006 did not meet the threshold level, the Compensation Committee did not award the company-wide performance component of Mr. Short’s 2006 annual bonus award.

The Compensation Committee, upon management’s recommendation, awarded Mr. Short the maximum amount (two times) of the discretionary amount of the target cash bonus based upon Mr. Short’s individual performance in 2006.”

Securities and Exchange Commission
October 19, 2007

8.

We direct you to Release 8732A, Section II.B. 1.  The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  For example, why were specific performance goals established for Messrs. Adkins and Short but seemingly not considered in determining the amounts paid to Messrs. Phillips and Tolbert?  Please revise your disclosure accordingly to address these material differences.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the Company will revise the Company’s disclosures in future filings to identify material differences in compensation policies with respect to individual executive officers.  If the Company were to have included this information in its 2007 Proxy Statement, the following disclosure would have been provided:

“The Compensation Committee identified certain specific performance goals for Messrs. Adkins and Short that it believed appropriately reflected areas over which Messrs. Adkins and Short were responsible and positioned to directly influence outcome. As Senior Vice President and Chief Operating Officer, the Compensation Committee established four specific performance measures for Mr. Adkins: (i) non-fatal days lost (calculated as the number of employee work-related accidents times 20,000 hours, divided by the total employee hours worked), (ii) budgeted footage (computed as the average linear feet of advance of the mine face (assuming 20 foot openings) per shift at all of the Company’s underground mines (excluding longwall mines)), (iii) budgeted cash costs (computed as the total of certain direct mining costs for all mining methods divided by the total tons produced), and (iv) violation reduction (computed as the reduction in the total number of federal and state mining violations received by the Company and its subsidiaries over the total federal and state mining violations received in 2005). As Senior Vice President – Group Operations, the Compensation Committee established one specific performance measure for Mr. Short – tons shipped. For each specific performance measure, each threshold amount was set based on a level of performance believed to be achievable, each target amount was set on a level of performance believed to be aggressive, but obtainable, and each maximum amount was set based on performance that was believed to be realizable upon the actualization of exceptional performance. The Compensation Committee did not identify an easily measurable specific performance goals for Mr. Phillips, the Company’s Executive Vice President and Chief Administrative Officer or Mr. Tolbert, the Company’s Vice President and Chief Financial Officer, and believed that EBIT, the company-wide performance measure, adequately reflected the area over which Messrs. Phillips and Tolbert were responsible and directly positioned to influence

Securities and Exchange Commission
October 19, 2007

outcome.  Consequently, the Compensation Committee did not establish a specific performance measure for either individual.

The specific performance measures set for Mr. Blankenship’s incentive bonus award were determined by the Compensation Committee in negotiations with Mr. Blankenship as set forth in the 2006 Letter Agreement. The Compensation Committee believed the specific performance measures appropriately reflected areas over which Mr. Blankenship was responsible and positioned to directly influence outcome.  For each specific performance measure, each threshold amount was set based on a level of performance believed to be achievable, each target amount was set on a level of performance believed to be aggressive, but obtainable, and each maximum amount was set based on performance that was believed to be realizable upon the actualization of exceptional performance. The various percentages or weights assigned to each component of Mr. Blankenship’s incentive bonus award were based on what the Compensation Committee believed to be the relative importance of such component as compared to the other measures.”

For annual bonus awards covering fiscal year 2007, the Compensation Committee identified certain specific performance goals for Messrs. Phillips and Tolbert that will be described in further detail in the Company’s 2008 Proxy Statement.  For Mr. Phillips, these specific performance goals are based on (i) earnings before interest and taxes, (ii) earnings per share, and (iii) net coal sales, each constituting 25% of the total annual bonus award, leaving a discretionary component of 25%. For Mr. Tolbert, these specific performance goals are based on (i) earnings before interest and taxes, earnings per share and (iii) liquidity, each constituting 25% of the total annual bonus award, leaving a discretionary component of 25%.

For an explanation of why there are differences in other components of a named executive officer’s targeted overall compensation as compared to one another, please see the Company’s response to Comment 5.

Long-Term Incentive Program, page 23

9.
Please elaborate further on your statement that the long-term incentive awards are designed to “fulfill a particular and distinct purpose.”  Referencing the amount and type of compensation actually awarded to each named executive officer pursuant to the LTIP during fiscal 2006, revise your discussion to identify the particular and distinct purpose you designed the awards to fulfill.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in future filings the Company will reference the amount and type of compensation actually awarded to each named executive officer pursuant to the LTIP and disclose the particular and distinct purposes of the long-term incentive awards are designed to fulfill.  If the

Securities and Exchange Commission
October 19, 2007

Company were to have included this information in its 2007 Proxy Statement, the following disclosure would have been provided:

“At the request of the Compensation Committee, management recommends to the Compensation Committee a value of targeted compensation for each LTIP level. In addition, at the request of the Compensation Committee, management conducts an annual review of the participation level assigned to each of our named executive officers in the previous year’s LTIP, if applicable, and recommends that each named executive officer be placed in one of several levels, each corresponding to a certain level of targeted long-term compensation. This process is undertaken for each of our named executive officers with the exception of Mr. Blankenship whose long-term incentive compensation was negotiated as part of the 2006 Letter Agreement.

The particular and distinct purpose of long-term incentive awards is to provide our named executive officers with additional forms of compensation that are longer term in nature to promote retention, to incentivize sustainable growth and long-term value creation, and to further align the interests of our named executive officers with those of our stockholders. The components of the LTIP awards consist of (i) a long-term cash incentive award, (ii) a restricted stock award, (iii) a restricted unit award and (iv) a non-qualified stock option award.  The long-term cash incentive award is the cornerstone of the LTIP and is a component of every LTIP award. The long-term cash incentive award is designed similarly to the annual cash incentive award, except that it takes into account multi-year performance and requires that the named executive officer remain employed over this time-period.  The Compensation Committee believes that a cash award is an appropriate component of the LTIP, providing incentive to earn additional cash if certain performance metrics are met. The restricted stock awards and restricted unit awards are utilized by the Compensation Committee because it believes that these awards further align a participant’s interests with that of our stockholders, incentivizing participants to improve stock price performance over a multi-year period.  The restricted unit award is used to help offset the taxes payable by a participant on the restricted stock award that vests on the same date, so that the participant is not forced to sell the vested common stock in order to pay the taxes that are due upon vesting.  The Compensation Committee believes that as a result, a participant is more likely to hold onto our common stock, further aligning the participant’s interests with that of our other stockholders over the long term. The non-qualified stock option award is used to provide additional compensation when the price of our common stock goes up over time. In this manner, a participant only benefits if the stock price increases from the date of the grant. The Compensation Committee believes that the non-qualified stock option awards also aligns a participant’s interest with the long-term interests of our stockholders but without providing value if there is no appreciation in the stock price.

Securities and Exchange Commission
October 19, 2007

The total targeted 2006 LTIP Amount for each of the named executive officers is as follows: Mr. Blankenship - $1,984,661, Mr. Phillips - $675,887, Mr. Adkins - $675,887, Mr. Short - $318,067 and Mr. Tolbert - $318,067. The value of Mr. Blankenship’s 2006 LTIP was negotiated as a part of the 2006 Letter Agreement. The Compensation Committee determined that based upon a variety of factors, including management responsibilities, past accomplishments, expected contributions, experience, expertise, tenure and marketability, Messrs. Phillips and Adkins should be placed in an LTIP level with a total targeted 2006 LTIP Award of $675,887 and Messrs. Short and Tolbert should be placed in an LTIP level with a total targeted 2006 LTIP Award of $318,067.  Though the Compensation Committee took into consideration all of the foregoing factors, it did not assign a particular weight to each factor. The Compensation Committee set the total targeted 2006 LTIP Award amounts for each individual based upon what it believed to be reasonable and appropriate based on the foregoing assessment and also adequate to provide reasonable and appropriate incentives to motivate and retain the individual.

With respect to the breakdown of the various components of the awards, the Compensation Committee, with input from PM&P, assigned 25% of the total targeted 2006 LTIP Award to the cash target, 50% to the restricted stock and unit grant, and 25% to the non-qualified stock option grant. The Compensation Committee believed that based upon the function served by each component of the LTIP award, this was an appropriate allocation of the total targeted 2006 LTIP Award among the various components.”

10.
We direct you to item 402(b)(1)(v) and instructions 1 and 2 to Item 402(b) of Regulation S-K.  In your discussion under this heading, you should revise to specify the target level of cumulative earnings before interest and tax established for 2006-2008.  Disclose how the participation levels assigned to each named executive officer factors into the amounts he may earn under the incentive plan during the 2006-2008 period.  Also, identify the qualitative and quantitative targets established in prior years if material to an understanding of awards that became payable in cash to a named executive officer based on performance metrics having been achieved over the performance period.  Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v).  To the extent you believe that disclosing the targets would result in competitive harm such that the information could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target 1evels or other factors.

Securities and Exchange Commission
October 19, 2007

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, the Company does not believe it is appropriate to disclose the target level of cumulative earnings before interest and taxes established for the 2006-2008 measurement period (the “Confidential Information”) for the following reasons: (i) the Company does not believe the disclosure of the Confidential Information is material or necessary to an understanding of the LTIP award program, (ii) the Confidential Information could easily be misunderstood or unduly relied upon by the public, and (iii) the disclosure of the Confidential Information would cause competitive harm to the Company.

Instead, the Company intends to provide disclosure in accordance with Instruction 4 to Item 402(b) of Regulation S-K.  If the Company were to have included this information in its 2007 Proxy Statement, the following disclosure would have been provided:

“The performance period of the long-term cash incentive award component of the 2006 LTIP award covers fiscal years 2006 through 2008. The company-wide performance criteria selected for the long-term cash incentive component of the 2006 LTIP award applicable to our named executive officers is cumulative earnings before taxes, which we refer to as EBT. EBT is selected because it is a measurement that management uses to evaluate our ability and success at generating earnings. The threshold, target, and maximum levels of EBT performance that are set by the Compensation Committee are based on percentages of internal multi-year budget forecast for the 2006-2008 performance period which is material non-public information that is highly sensitive and not shared with the public.

As with the annual cash incentive awards, the LTIP awards follow our ‘pay for performance’ philosophy.  The LTIP program causes our executives to focus on overall, long-term generation of earnings that in turn is expected to strengthen financial performance and increase stockholder return.

In November 2005, the Compensation Committee set the threshold level of EBT performance based on a level of performance that was believed to be achievable, the target level of EBT performance based on a level of performance that was believed to be aggressive, but obtainable, and the maximum level of EBT performance based on a level of performance that was believed to be realizable upon the actualization of exceptional performance. The Compensation Committee recognizes that the likelihood of achievement of threshold, target or maximum levels of EBT performance is unpredictable and may differ from year to year, and believes that the payout should be appropriate for the performance achieved, regardless of how often it may happen. A named executive officer will not receive the long-term cash incentive component of the 2006 LTIP award if the threshold level of EBT is not met; will receive one half of the targeted amount if the threshold level of EBT is met; and will receive two times the targeted amount if the maximum

Securities and Exchange Commission
October 19, 2007

level of EBT is met. If actual performance falls between the threshold and target levels of EBT or between the target and maximum levels of EBT, the long-term cash bonus earned shall be prorated between the levels in proportion to the amount of additional EBT achieved between the levels.

The long-term cash incentive component of the LTIP awards for all the named executive officers (with the exception of Mr. Tolbert) for the 2004-2006 period were similarly based on EBT. At the time the 2004-2006 LTIP award was made, Mr. Tolbert was in a lower level of the LTIP Program that used earnings before interest, taxes, depreciation and amortization (EBITDA) as its form of measurement instead of EBT. For LTIP awards for the 2004-2006 period that paid out in 2007 (the 2004 LTIP), Messrs. Blankenship, Phillips, Adkins and Short each received a long-term cash incentive component of the 2004 LTIP award equal to the target amount of EBT and Mr. Tolbert received a long-term cash incentive component of the 2004 LTIP award equal to slightly above the target amount of EBITDA. As permitted by the terms of the LTIP awards, the Compensation Committee did adjust the EBT and EBITDA targets to take into account the effect the financial restructuring the Company completed in December 2005 had on the results since the restructuring was not contemplated when the measurement goals were set. The 2004 LTIP amounts paid to the named executive officers for performance during 2004- 2006 were as follows: Mr. Blankenship - $300,304, Mr. Phillips – $83,417, Mr. Adkins - $141,811, Mr. Short - $83,417 and Mr. Tolbert – $80,334.”

The Company does not believe that specifying the target level of cumulative earnings before interest and taxes established for the 2006-2008 LTIP would provide information that is material or necessary to an understanding of the LTIP award program. The Company believes the proposed disclosure set forth above will provide the public with sufficient information to understand how difficult it will be for an executive to achieve the targeted pay-out of the cash for the 2006-2008 performance period. The Company believes that disclosing these projections in the proxy statement would not aid the public in understanding the Company’s compensation policies and decisions regarding the named executive officers.

The Company does not provide earnings projections to the public due to the fact that projections made over such a long period can easily be misunderstood and unduly relied upon. In the coal mining industry, earnings projections, such as EBT and EBITDA, are not customarily disclosed by companies. Coal demand is highly volatile and unpredictable. Costs are difficult to predict.  Projections of expected earnings growth are forward-looking in nature, subject to a number of assumptions that are based on facts and conditions, as they exist at the time such statements are made as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of circumstances and events beyond the Company’s control. Expectations regarding the next three year period change with the passing of each year of actual performance. Expectations of earnings three years from now, change when such year is two out, and change again when it is one year out. Due to the fact that there is inherent in

Securities and Exchange Commission
October 19, 2007

every three year projection a lot of uncertainty that is adjusted each year as additional information is known, we do not believe it is appropriate to provide earnings projections to the public.

The Company believes that the Confidential Information is confidential in nature and that its disclosure would result in substantial competitive harm to the Company.  Under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), and the Commission’s rules adopted thereunder, 17 C.F.R. § 200.80, “. . . commercial or financial information obtained from a person and . . . confidential” is exempt from public disclosure.  5 U.S.C. § 552(b)(4); 17 C.F.R. § 200.80(b)(4).  While the Commission has not further interpreted the scope of the exemption for confidential financial information, the courts have elaborated on the scope of the identical FOIA exemption.  The analysis in these cases should apply to the Company’s determination to omit the Confidential Information from its proxy statement.

In National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (National Parks I), the court stated that the exemption set forth in § 552(b)(4) of FOIA is available if the information in question “was of the kind ‘that would not generally be made available for public perusal’” (citation omitted) and if “disclosure will harm legitimate private or governmental interests in secrecy.”  Id. at 770.  The Court of Appeals for the Second Circuit has specifically held that the term "commercial," as used in the FOIA, includes anything "pertaining or relating to or dealing with commerce." American Airlines, Inc. v. National Mediation Bd., 588 F.2d 863, 870 (2d Cir. 1978).  A commercial or financial matter is “‘confidential’ for purposes of the exemption if disclosure of the information is likely to have either of the following effects: (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained” (footnote omitted)Id.  Since disclosure may be required by the federal securities laws, only the second issue is applicable in this case.  The court explained that the exemption “may be invoked for the benefit of the person who has provided commercial or financial information if it can be shown that public disclosure is likely to cause substantial harm to his competitive position.”  Id.

In National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976), the court applied its earlier ruling in National Parks I and explained that the parties seeking the exemption must prove that “(1) they actually face competition, and (2) substantial competitive injury would likely result from disclosure.”  Id. at 679.  The court noted that the party must show that disclosure “would be likely to cause substantial competitive harm” (emphasis added) but need not demonstrate actual damages.  Id. at 683.  In Burke Energy Corp. v. Dept. of Energy for U.S., 583 F. Supp. 507 (D. Kan. 1984), the court explained that:

The kind of substantial competitive harm that is likely to result is that the disclosure would permit competitors to acquire private information about [the company’s] pricing; would enable competitor’s to gain otherwise confidential information about [the company’s] financial situation;

Securities and Exchange Commission
October 19, 2007

would enable competitors to solicit [the company’s] customers with competitive arrangements; and would without question adversely affect [the company] in many ways.  Id. at 512.

The Company has not divulged, and does not plan to divulge, the Confidential Information to others, and it knows of no other party that would divulge the Confidential Information.  The Confidential Information would not normally be available for “public perusal” if not for the disclosure requirements of the federal securities laws. Revealing the Confidential Information contained in the proxy statement could damage the Company by providing competitors valuable insight into the Company’s expectations regarding future earnings from anticipated production and operational results. Competitors’ behavior could be influenced in any number of ways to gain competitive advantage, e.g. by commencing plans to open or shut down mines in the Company’s markets and by providing insight into future availability of labor.

The Company believes that its determination to omit the Confidential Information from its proxy statement is reasonable and appropriate.

The Company believes that if it was required to disclose the Confidential Information in the proxy statement, it would be placed at a distinct competitive disadvantage and will experience substantial competitive harm if the Company’s competitors have access to the Confidential Information.  In fact, the Company believes that disclosure of the Confidential Information may be detrimental to the interests of both its present and potential investors since such disclosure could place the Company at a competitive disadvantage.

11.
We refer you to Instructions 1 and 2 to Item 402(b).  Explain your statement that “the compensation committee may take into account extraordinary, unusual or infrequently occurring events and transactions to adjust the performance goals used to determine the company-wide...and the specific performance components ...”  On page 21, you reference “[e]vents subsequent” to the setting of performance targets that led the company to adjust its projected performance but you do not describe the events referenced.  Please revise your disclosure accordingly.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the Company will provide in the Company’s future filings an explanation of what the Company means by the statement that the Compensation Committee may take into account extraordinary, unusual or infrequently occurring events and transactions to adjust the performance goals used to determine the company-wide and the specific performance components.  In addition, the Company will revise its disclosure in future filings to provide additional details related to events subsequent to the setting of performance targets that led the Company to adjust its projected performance, if and when such circumstances occur.

Securities and Exchange Commission
October 19, 2007

In November 2005, the Compensation Committee set the threshold level of EBIT performance based on a level of performance that was believed to be achievable, the target level of EBIT performance based on a level of performance that was believed to be aggressive, but obtainable, and the maximum level of EBIT performance based on a level of performance that was believed to be realizable upon the actualization of exceptional performance. As noted on page 21 of the 2007 Proxy Statement, the Company stated events subsequent to the setting of such levels that led to the Company making adjustments to its projected performance. These events included a fire at the Company’s Aracoma mine in the first quarter of 2006 which disrupted production at the mine through the third quarter of 2006, the idling of four mining sections in the second quarter of 2006 due to higher than expected costs, and the delayed completion of the Company’s dragline project in the third quarter of 2006, all of which contributed to the Company reducing tonnage expectations for 2006 from 48 to 50 million (which were projected in October 2005) to between 44 to 47 million tons (the Company provided the updated projection in February 2006) to 41 to 43 million tons (the Company provided the updated projection in July 2006) to 39 million tons (the Company provided the updated projection in October 2006). None of these events, however, were used to adjust the levels of the company-wide or specific performance targets for the 2006 annual cash bonus awards. In future filings, if such events are used to adjust the levels of the company-wide or specific performance targets for applicable annual cash bonus awards, the Company will include the statement “events subsequent to the setting of performance targets led the Company to adjust its projected performance,” and it will provide an explanation of why.

The Company would have included the following information in its 2007 Proxy Statement to explain why the Compensation Committee may take into account extraordinary, unusual or infrequently occurring events or transactions to adjust the performance goals used to determine company-wide and specific performance components:

“The Compensation Committee may take into account extraordinary, unusual or infrequently occurring events and transactions to adjust the performance goals used to determine if the company-wide performance component and the specific performance components are met.  For example, the Compensation Committee may take into account effects of items that were not foreseen or contemplated when the performance goals were set, such as mergers, corporate restructurings, stock splits, or other exceptional, one-time or non-recurring events by backing out the impact of such events on the performance goals being measured.”

Securities and Exchange Commission
October 19, 2007

12.

Although you indicate that neither company-wide nor specific-performance goals were met during fiscal 2006, you state that the committee exercised its discretion and awarded each named executive officer two times the discretionary target of their cash bonus awards based upon the executive officer’s “individual performance.”  For each named executive officer, disclose how specific aspects of the individual’s performance, tenure, level of responsibility and experience were assessed and contributed to actual 2006 bonus amount awarded.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, the Company will disclose in the Company’s future filings how individual performance of a named executive officer impacts the discretionary component of the annual cash bonus. For each of the named executive officers, (other than Mr. Blankenship), 25% of their 2006 annual cash bonus awards was based on the discretion of the Compensation Committee. (Mr. Blankenship’s 2006 annual cash bonus award does not have a discretionary component, but was based on business performance and strategic factors described on page 23 of the 2007 Proxy Statement).  If the Company were to have included this information in its 2007 Proxy Statement, the following disclosure would have been provided:

“The discretionary component of the annual cash bonus is meant to give the Compensation Committee the ability to recognize and affirm the value and contributions of an award recipient apart from company-wide or specific performance measures. This provides the Compensation Committee with a useful mechanism to convey its approval of a recipient’s individual performance. The Compensation Committee does not apply a set formula in determining the discretionary amount awarded to a named executive officer based on individual performance, but takes into consideration a variety of factors, including, (i) contributions made to the Company’s on-going and future success, (ii) duties and responsibilities undertaken and acted upon, and (iii) management and leadership provided. In addition, the degree to which the company-wide or specific performance goals of the annual cash bonus award were met is given consideration, insofar as the Compensation Committee makes a determination that factors outside the control of the recipient favorably or unfavorably impacted whether the goals were met, and if so, to what degree (e.g. labor availability, transportation availability, market demand, market prices).  Upon review of each of Messrs. Phillips, Adkins, Short and Tolbert’s individual performance, the Compensation Committee made the determination that each had made significant contributions to the Company’s on-going and future success, carried out the duties and responsibilities of their respective offices in an exemplary manner, and provided strong management and leadership to those under them.  Based upon the foregoing assessment, the Compensation Committee made the determination that each of these individuals should receive two times the

Securities and Exchange Commission
October 19, 2007

discretionary component of their 2006 annual cash bonus award to affirm the job each was doing, to recognize that factors outside their control unfavorably impacted the individual’s ability to meet the company-wide and specific performance goals, and to retain them in an extremely competitive environment.”

13.
We direct you to Item 402(b)(1)(vi) of Regulation S-K.  You provide insufficient analysis of the reasons you paid bonus compensation amounts, during a fiscal year in which neither company-wide or specific-performance goals were met.  Please provide an analysis of why the committee believes that bonuses awards were warranted.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the Company will disclose in the Company’s future filings why the Compensation Committee believes that discretionary bonus awards are warranted when neither company-wide goals nor specific-performance goals were met, if and when this circumstance occurs.  Please see the response provided to Comment 12 above.

Potential Payment Upon Termination or Change in Control, page 44

14.
Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the letter agreements, retention agreement with Mr. Phillips and change in control severance agreements.  See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.  Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change of control payments and why vesting of equity awards is accelerated.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in future filings the Company will provide the following additional information to accompany the tables on pages 47 – 51 of the 2007 Proxy Statement to describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the letter agreements, retention agreement with Mr. Phillips and change in control severance agreements, and to discuss why the Company has chosen to pay various multiples of the components of compensation as severance or change of control payments and why vesting of equity awards is accelerated.  If the Company were to have included this information in its 2007 Proxy Statement, the following disclosure would have been provided:

“All of the payments and benefits triggered upon the various circumstances set forth in the tables on pages 47-51 of this Proxy Statement were provided as either (i) additional benefits for a named executive officer (e.g.

Securities and Exchange Commission
October 19, 2007

Supplemental Benefit for Messrs. Blankenship and Short; Successorship Program for Mr. Blankenship, and the Retention Bonus for Mr. Phillips) as (A) a result of negotiations with such individual, (B) a means to further reward such individual for performance, or (C) to provide additional incentive to retain such individual, or (ii) general benefits provided to all recipients of such awards (e.g. equity award vesting upon death, permanent and total disability and change in control). The Compensation Committee, in consultation with its outside benefit consultant, determined what it believed to be both reasonable and appropriate to provide as benefits for each named executive officer under the various termination scenarios described herein.

The Compensation Committee believed the acceleration of vesting of equity awards to be both a reasonable and appropriate means to provide additional financial resources to a recipient or their family members under circumstances resulting in the loss of life, physical function or job. The value of these payments in these instances varies by individual based on the number of outstanding unvested equity awards one holds, which in turn is based upon grants made over time according to what level in the long-term incentive program an individual was placed in at such time.  The value of these amounts, however, are credited against the maximum benefit allowable under the change in control severance payments made to a named executive officer only upon both a change in control event and a subsequent covered termination.  All the named executive officers entered into a stand alone change in control agreement, with the exception of Mr. Phillips, whose change in control benefits are found in the Retention Agreement. The Compensation Committee, in consultation with its outside benefit consultants determined that upon a termination upon a change in control a participant could receive no more than 2.99 times base salary and target bonus, inclusive of the value of outstanding equity awards that would accelerate under such circumstances. This ceiling was put in place by the Compensation Committee in response to a stockholders’ request. The Compensation Committee reviewed the request, found it to be reasonable and a matter of good corporate governance and adopted the policy.

The purpose of these change in control protections, including the acceleration of vesting of equity awards, is to retain certain members of management in the face of uncertainty surrounding a potential or actual change in control by providing a participant with an attractive benefit that would be due and payable to the participant only in the event such participant continued to work during such uncertainty and subsequently found himself terminated or constructively terminated as a result of a change in control.  While the Company does not believe that a change of control alone is sufficient to trigger a benefit, it does believe providing a participant with a benefit in the event he is terminated or constructively terminated as a result of a change in control is appropriate because it allows our senior

Securities and Exchange Commission
October 19, 2007

management to focus on running our company to maximize stockholder value and mitigate the necessity for management’s attention to be diverted toward finding new employment in the event a change of control occurs.  The Company believes that by providing this potential benefit, it is able to better retain and attract named executive officers and incentivize them to continue in their efforts to contribute to the Company’s overall performance in the face of uncertainty.  In addition, the Company believes that it should provide reasonable severance benefits to employees in the event their positions are eliminated.  With respect to the named executive officers, these severance benefits should reflect the fact that it may be difficult for executives to find comparable employment within a short period of time.

The multiples of base salary and target bonus that are paid upon certain payment triggers were determined in consultation with the Company’s independent outside compensation consultants and with discussions with management.  The Company believes that the multiples of the compensation components it has chosen to pay upon a change of control are appropriate and reasonable for each named executive officer.”

Related Party Transactions, 52

15.
You indicate that the board has adopted policies and procedures involving related party transactions.  Disclose whether the policies and procedures are in writing, and if not, how such policies and procedures are evidenced.  See Item 404(b)(l)(iv).

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in future filings the Company will specify that the Board of Directors has adopted a written related person transaction policy that governs the review, approval or ratification of covered related person transactions.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 19, 2007

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-1812.

Sincerely,

/s/ Richard R. Grinnan
Richard R. Grinnan
Vice President and Corporate Secretary

cc:   Mr. David M. Carter
        Mr. David I. Meyers